14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

December 19, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	HNO International, Inc.
Registration Statement on Form S-1
Filed October 27, 2023
File No. 333-275193

Dear Ms. Majmudar:

We are in receipt of your letter dated November 22, 2023, setting forth certain comments to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed on October 27, 2023 by HNO International, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Registration Statement on Form S-1 filed on October 27, 2023

Risk Factors, page 8

1.	We note that your Chairman, Donald Owens, both directly and indirectly owns a substantial majority of your common stock and 100% of your preferred shares and that each preferred share possesses the voting rights of 55 common shares. Please add a new risk factor that discusses management's control of the company and any related conflicts of interest.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes new risk factors that discuss management’s control of the Company and related conflicts of interest.

Risk Factors

Risks Related to Our Common Stock

The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment may fluctuate..., page 16

2.	Please remove references in this this risk factor to your status as an emerging growth company since it appears you are not an emerging growth company eligible to make the election under Section 107(b) of the JOBS Act.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which removes references to the Company’s status as an “emerging growth company.”

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Results of Operations, page 22

3.	Please revise to include a discussion of your cost of sales and gross profits for the interim and annual comparative periods. Describe any known or reasonably likely future increases in the cost of labor or materials, the change in the relationship between cost of sales and revenue and the extent to which such changes are attributable to changes in prices or volume of the amount of services being sold. See Item 303(b)(2) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes a discussion of the Company’s cost of sales and gross profits for the interim and annual comparative periods. In addition, a description of any known or reasonably likely future increases in the cost of labor or materials, the change in the relationship between cost of sales and reenue and the extent to which such changes are attributable to changes in prices or volume of the amount of services being sold has been added.

Cash Flow for the Nine Months Ended July 31, 2023, page 23

4.	Expand to include a discussion of the period-to-period material matters that impacted your cash provided by financing activities.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes a discussion of the period-to-period material matters that impacted the Company’s cash provided by financing activities.

Business, page 24

5.	We note you "provide green hydrogen systems engineering design, integration, and products to multiple markets" and "are at the forefront of developing innovative integrated products that cater to various uses of green hydrogen, both current and future." Please revise your filing to clarify the products you currently manufacture and/or sell, as opposed to business activities planned for the future but not yet in effect. With respect to planned business activities, please discuss in more detail your plan of operation for the next twelve months, including the anticipated timeline and expenditures for these events.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which clarifies the products the Company currently manufactures and/or sells, as opposed to business activities planned for the future but not yet in effect. In addition, with respect to planned business activities, a detailed discussion has been included of the Company’s plan of operation for the next 12 months, including the anticipated timeline and expenditures for these events.

Directors, Executive Officers, Promoters and Control Persons, page 29

6.	Please revise the biographical descriptions of your officers and directors to disclose the period during which each such director and executive officer has served in that position. In addition, please revise to provide each officer's and director's principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on. See Item 401 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which revised the biographical descriptions of the Company’s officers and directors to disclose the period during which each such director and executive officer has served in that position. In addition, revisions are included to provide each officer’s and director’s principal occupation and employment during the past five years, the dates they served in those roles and the name and principal business of any corporation or other organization in which such occupation and employment was carried on.

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Executive Compensation, page 31

7.	Please revise this section to provide the information required by Item 402 of Regulation S-K as of the most recently completed fiscal year.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which provides the information required by Item 402 of Regulation S-K as of the most recently completed fiscal year.

Description of Securities, page 33

8.	We note that Article IX of your Amended and Restated Bylaws identifies the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose this provision and clearly state that it does not apply to actions arising under the Securities Act or Exchange Act.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which discloses that Article IX of the Company’s Amended and Restated Bylaws does not apply to actions arising under the Securities Act or Exchange Act.

Index to Financial Statements

Condensed Statements of Operations for the three and nine months ended July 31, 2023, and 2022, page F-2

9.	Tell us why there were no costs of goods sold recognized for any of the interim periods on this page and why you presented $27,692 in cost of goods sold recognized during the twelve months ended October 31, 2022 on page F-16.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which adds cost of goods sold to the interim financial statements.

Condensed Statements of Cash Flows for the three and nine months ended July 31, 2023, and 2022, page F-5

10.	Tell us why purchases of property and equipment and long-term asset in the amounts of $396,630 and $29,250, respectively, are not classified as cash outflows for investing activities pursuant to ASC 235-10-45-13.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which reclassifies purchases of property and equipment and long-term asset as cash outflows for investing activities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-6

11.	Please revise to disclose that your annual and interim consolidated financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission and stated in U.S. dollars. Also disclose the accounting policy for your basis of consolidation. We refer you to Rule 4-01(a)(1) Regulation S-X and ASC 235-10-50-4.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes revised disclosure that the Company’s annual and interim consolidated financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission and stated in U.S. dollars. In addition, disclosure of the accounting policy for the Company’s basis of consolidation was added.

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Exhibits

12.	Please file as exhibits any loan agreements with HNO Green Fuels, Inc. In this regard, we note your disclosure on page 32 regarding related party notes. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement which includes exhibits any loan agreements with HNO Green Fuels, Inc.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Paul Mueller, CEO

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